Pernod Ricard

02 JUN 17 AM 11:30

Mai 16, 2002

AP/DD/154.2002

SUPPL

02034916

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

PROCESSED
JUN 2 6 2002
THOMSON FINANCIAL

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

Antoine PERNOD

dlw 6/19

Encl. : 1 page

Siège social : 142, boulevard Haussmann - 75379 Paris cedex 08 - France - Société anonyme au capital de 174 798 646 €
Téléphone : 33 (0) 1 40 76 77 78 - Télécopies : 33 (0) 1 45 63 34 23 et 33 (0) 1 42 25 95 66 - R.C.S. Paris B 582 041 943

Pernod Ricard

Acquisition of the Passport Scotch whisky brand, and sale of the Tequila Don Julio brand to Diageo

Paris, May 16th, 2002 - Pernod Ricard will acquire Passport Scotch whisky (annual sales: 850,000 cases). Passport has a strong position in the USA, South Korea, Brazil and in many other markets.
Passport was initially acquired jointly with Diageo as part of the Seagram deal, and intended to be sold on to a third-party. The transaction will become effective once regulatory approval has been granted.

In addition, Pernod Ricard has sold the Tequila Don Julio to Diageo. The brand is mainly sold in Mexico, and had been acquired by Pernod Ricard as part of Seagram's Mexican assets. Pernod Ricard will now focus on the Tequila brands Viuda de Romero, Olmeca and Margaritaville (agency brand).

Contacts

Alain-Serge Delaitte / Media	Tel: +33 (0)1 40 76 77 12
Patrick de Borredon / Investor Relations	Tel: +33 (0)1 40 76 77 33

For more information about Pernod Ricard, please visit our website : www.pernod-ricard.com